UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1
INFORMATION STATEMENT PURSUANT TO
SECTION 14 OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

LIBRA ALLIANCE CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	000-32451	91-1829866
(State or other jurisdiction of	(Commission File No.)	(IRS Employer Identification No.)
incorporation or organization)
1901 Eastpoint Parkway
Louisville, Kentucky 40223
(Address of Principal Executive Offices)
502-244-6666
(Registrant’s telephone number, including area code)
2157 S. Lincoln Street
Salt Lake City, Utah 84106
(Address of Former Principal Executive Offices)
February 22, 2010

LIBRA ALLIANCE CORPORATION
1901 Eastpoint Parkway, Louisville, Kentucky 40223
INFORMATION STATEMENT
PURSUANT TO SECTION 14 OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
Dear Stockholder:
     This Information Statement is being mailed on or about February 22, 2010, by the Board of Directors (the “Board”) of Libra Alliance Corporation (the “Company”), to the holders of record, as of February 22, 2010, of shares of common stock, par value $0.001 per share, of the Company in accordance with the requirements of Section 14 and Rule 14f-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). The purpose of this Information Statement is to inform you of a change in the majority of directors of the Board that will occur in connection with our securities exchange transaction as described herein, which change shall be effective no earlier than the tenth day following the filing of this Information Statement with the Securities and Exchange Commission (“SEC”) and the mailing of this Information Statement to our stockholders. This Information Statement is being provided for informational purposes only.
NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING YOU FOR A
PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.
     Please read this Information Statement carefully. It contains certain biographical and other information concerning the officers and directors of the Company following the securities exchange. This Information Statement was prepared by the Company, except that information about the new officers and directors was furnished to the Company by the new officers and directors. All of our filings and accompanying exhibits may be inspected without charge at the Public Reference Section of the SEC at 100 F Street, N.W., Washington, D.C. 20549. The SEC also maintains a Web site (www.sec.gov) that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC.
CHANGE IN CONTROL
     On February 12, 2010, the Company entered into a master transaction agreement (the “Master Transaction Agreement”) with LY Holdings LLC, a Kentucky limited liability company (“LYH”), whereby, through various agreements and instruments, the Company and LYH agreed to engage in an Exchange Transaction. For purposes of this Information Statement, the “Exchange Transaction” is comprised of: (1) a securities exchange (the “Securities Exchange”), whereby, pursuant to the Securities Exchange Agreement (defined below), LYH has exchanged its 100% membership interest (the “Lightyear Equity”) in Lightyear Network Solutions, LLC (“Lightyear”), a Kentucky limited liability company, for 10,000,000 shares of common stock, par value $.001 (“Libra Common Stock”) and the right to receive 9,500,000 shares of preferred stock (“Libra Preferred Stock”) of the Company, and (2) a securities contribution (the “Contribution”) whereby, pursuant to various contribution agreements (each a “Contribution Agreement”), the holders of approximately $5,149,980 of LYH convertible notes (the “LYH Debtholders”) have exchanged $5,149,980 of LYH convertible notes (the “LYH Notes”) for 3,242,533 shares of Libra Common Stock. The term “Libra Preferred Stock” refers to the preferred stock of the Company after the amendment of the Company’s Articles of Incorporation (the “Articles”), as set forth below, and not to any existing preferred stock of the Company or of Lightyear.
Securities Exchange Agreement
     On February 12, 2010, the Company and LYH entered into a securities exchange agreement (the “Securities Exchange Agreement”), which provided for the exchange of the Lightyear Equity by LYH for shares of Libra Common Stock and of Libra Preferred Stock.

     Pursuant to the Securities Exchange Agreement, the Company issued shares of Libra Common Stock to LYH and covenanted to issue 9,500,000 shares of Libra Preferred Stock (the “Libra Preferred Shares”) upon amendment of the Articles.
     After the execution of the Securities Exchange Agreement, LYH, the stockholder of the Company holding the requisite number of shares to approve such actions, is expected to execute a written consent to amend the Articles (as amended, the “Amended Articles”) to effect the following actions: (i) to authorize and designate a new class of preferred stock and (ii) to change the name of the Company to “Lightyear Network Solutions, Inc.” For all purposes herein, the Company after such amendment will be referred to as “New Lightyear,” and Libra Common Stock will be referred to as “New Lightyear Common Stock.” The Company expects to file the Amended Articles and to issue the Libra Preferred Shares during the second quarter of 2010.
     After the Amended Articles have become effective, pursuant to the Securities Exchange Agreement, New Lightyear will issue the Libra Preferred Shares to LYH. LYH will then own approximately 69% of the Libra Common Stock on a fully-diluted, as-converted basis.
Securities Modification Agreement
     Immediately before the closing of the Exchange Transaction, LYH and the LYH Debtholders entered into agreements for the modification and exchange of certain securities held by the LYH Debtholders (the “Securities Modification Agreements”) for the LYH Notes that were then contributed to Libra in exchange for Libra common stock. After the execution of the Securities Modification Agreements, the LYH Notes were modified to provide for a maturity date of December 31, 2011 and an interest rate of five percent (5%) per annum and to remove the previously existing conversion and guaranty features. These modifications became effective on the execution of the Contribution Agreements.
Contribution Agreements
     On February 12, 2010, the Company and the LYH Debtholders entered into the Contribution Agreements, which provided for the contribution by the LYH Debtholders of the LYH Notes to the Company. In exchange for the LYH Notes, the Company issued an aggregate of 3,242,533 shares of Libra Common Stock to the LYH Debtholders. The LYH Debtholders are expected to be the holders of approximately 11.5% of Libra Common Stock on a fully diluted basis after the Amended Articles have become effective and the issuance of the Libra Preferred Shares has occurred.
EXCHANGE TRANSACTION
     The Company is currently authorized under its Articles to issue 20,000,000 shares of Libra Common Stock. The Company currently has no preferred stock authorized. As of immediately before the Exchange Transaction, there were 5,505,500 shares of Libra Common Stock issued and outstanding. Holders of Libra Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.
     As noted above, all of the Lightyear Equity has been exchanged for shares of Libra Common Stock and Libra Preferred Stock. After the amendment of the Articles to authorize an aggregate of 70,000,000 shares of Libra Common Stock and a new class of preferred stock having the rights, privileges and preferences described in the Section entitled “Description of Capital Stock – Preferred Stock” herein, the Libra Preferred Shares will be issued to LYH.
     Upon the execution of the Securities Exchange Agreement and the Contribution Agreements, 10,000,000 shares of Libra Common Stock were issued and a covenant to issue the Libra Preferred Shares was granted in exchange for all of the Lightyear Equity and the LYH Notes. After the Libra Preferred Shares are issued, there will be 9,500,000 shares of Libra Preferred Stock issued and outstanding, which are convertible into a total of 9,500,000 shares of New Lightyear Common Stock.
     Upon the execution of the Securities Exchange Agreement, the Company will own all of the Lightyear Equity subject to the rights of certain persons with respect to Lightyear’s revenues generated from sales of VoIP and Wireless services, as described below, and Lightyear will continue as an operating subsidiary of the Company.

CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS
     On February 11, 2010, the Board passed a resolution approving, among other things, the following actions: (1) increasing the number of directors to five; (2) accepting the resignations of April Erickson and Anthony S. Clayton as directors of the Company; and, (3) appointing the following persons to serve as members of the Board: J. Sherman Henderson III, Chris T. Sullivan, Ron Carmicle, W. Brent Rice, and Rigdon O. Dees III. The resignation of Clayton and the appointment of Henderson took effect on February 12, 2010, but the resignation of Erickson and the appointments of Sullivan, Carmicle, Rice and Dees are to take effect 10 days after the date on which this Information Statement is mailed to the Company’s stockholders.
     On February 12, 2010, upon the closing of the Securities Exchange Agreement, April Erickson resigned as President of the Company and Anthony S. Clayton resigned as Secretary and Treasurer of the Company. The Board subsequently appointed J. Sherman Henderson III to serve as President and Chief Executive Officer and the Company assumed his existing employment agreement. The Board also appointed Elaine G. Bush to serve as Chief Financial Officer, Stephen M. Lochmueller to serve as Chief Operating Officer and John J. Greive to serve as Vice President of Regulatory Affairs.
DIRECTORS AND EXECUTIVE OFFICERS
     The following table identifies the individuals who will become the directors and executive officers of the Company following the Exchange Transaction.

Name	Age	Position Held	Director/Officer Since
J. Sherman Henderson III	67	Director, President and Chief Executive Officer	February 12, 2010*
Chris T. Sullivan	62	Director	**
W. Brent Rice	56	Director	**
Ronald L. Carmicle	61	Director	**
Rigdon O.Dees, III	59	Director	**
Elaine G. Bush	53	Chief Financial Officer	February 12, 2010
Stephen M. Lochmueller	57	Chief Operating Officer	February 12, 2010
John J. Greive	44	Vice President of Regulatory Affairs and General Counsel	February 12, 2010

*	Sherman Henderson was appointed President and CEO and director on February 12, 2010.

**	Indicates that the director will take office upon the expiration of 10 days from the filing and mailing of this Information Statement.
     The following brief biographies contain information about the persons who will become the directors and executive officers of the Company following the Exchange Transaction. The information includes each person’s principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. There are no family relationships known to the Company between any of these persons. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the proposed directors or executive officers.
Directors
J. Sherman “Sherm” Henderson III
Sherm Henderson has been President and Chief Executive Officer of Lightyear and a director of LYH since 2004, and initially will serve in those same capacities with the Company. Mr. Henderson has more than 36 years of business experience, including company ownership, sales, marketing and management. His experience in the telecommunications industry began in 1986 when he oversaw Charter Network, a long-distance carrier serving the Midwestern United States. Mr. Henderson founded UniDial Incorporated (“Unidial”) in 1993 and just finished serving his sixth term as chairman of COMPTEL, the leading telecom industry association comprised of more than 400 member companies. Mr. Henderson is a graduate of Florida State University, with a B.A. degree in Business Administration. Mr. Henderson is also a director of Beacon Enterprise Solutions Group, Inc. and serves on that company’s compensation committee.
In 2000, UniDial changed its name to Lightyear Communications, Inc. On April 29, 2002, Lightyear Communications, Inc. (and its parent company Lightyear Holdings, Inc.) filed for bankruptcy to reorganize under Chapter 11 but sold its assets. In 2004, LYH acquired the majority of the operating assets of the predecessor companies for total consideration of approximately $37 million.
Chris T. Sullivan
Chris T. Sullivan has been a director of LYH since 2004 and will serve in that capacity with the Company. Mr. Sullivan is a founder of the Outback Steakhouse restaurant company which opened its first store in 1988 and, until 2007 served as CEO and Chairman of the Board of OSI Restaurant Partners, Inc., a public company. Mr. Sullivan is currently employed by KHI Holdings LLC and MVP Holdings LLC. Both companies are privately owned, and Mr. Sullivan serves on the boards of both. Mr. Sullivan is a graduate of the University of Kentucky with a degree in Business and Economics.
W. Brent Rice
W. Brent Rice has been a director of LYH since 2003 and will serve in that capacity with the Company. Mr. Rice is an attorney and long-time partner in the firm of McBrayer, McGinnis, Leslie and Kirkland in Lexington, Kentucky and a real estate developer. His practice is concentrated in business law, utility law, sports and entertainment, and governmental relations. Mr. Rice received his undergraduate degree from the University of Kentucky and his law degree from the University of Louisville Law School.
Ronald L. Carmicle
Ronald L. Carmicle has been a director of LYH since 2004 and will serve in that capacity with the Company. Mr. Carmicle has been the President of River City Development Corporation for over 30 years. River City specializes in the construction and installation of brick, concrete block, limestone and architectural precast. Mr. Carmicle currently serves as Chairman of Central Bank of Jefferson County, Chairman of Construction Training Institute, Vice Chair of the Kentucky State Fair Board, and Board Member of Daniel Pitino Foundation. Mr. Carmicle is a graduate of Western Kentucky University.
Rigdon O. “Rick” Dees, III
Rick Dees has been a director of LYH since 2004 and will serve in that capacity with the Company. Mr. Dees is a world renowned radio and comedic performer. His internationally syndicated radio show, the Rick Dees Weekly Top 40, is heard each weekend by more than 70 million people around the world. Mr. Dees also currently hosts a morning radio show in Southern California. Mr. Dees has garnered many accolades, including a Grammy Award nomination, Billboard Radio Personality of the Year ten years in a row, the Marconi Award, the National Radio Hall of Fame, and his induction into the National Association of Broadcasters’ Hall of Fame. Mr. Dees graduated from the University of North Carolina at Chapel Hill with a bachelor’s degree in Radio, TV and Motion Pictures, and is an inductee in the North Carolina Broadcast Hall of Fame.

Executive Officers
Elaine G. Bush — Chief Financial Officer
Elaine Bush has been Lightyear’s Chief Financial Officer since its inception and will remain in that position at the Company. Ms. Bush began her career with UniDial in 1993 as a consultant setting up the company’s accounting system and department. In 1996, she joined the company as Controller. Ms. Bush is a Certified Public Accountant with over 25 years of experience. Ms. Bush has operated her own accounting consultancy and held positions of progressive responsibilities at other local companies. She received her B.S. in Accounting at the University of Louisville.
Stephen M. Lochmueller – Chief Operating Officer
Stephen M. Lochmueller has been Chief Operating Officer of Lightyear since 2009 and will remain in that position at the Company. Mr. Lochmueller has more than 30 years of entrepreneurial business experience. His management and leadership skills include startups, multi-channel distribution, P & L, turnarounds and executive level oversight. His entry into the telecommunications industry began in 1985 when he joined McCaw Cellular as a General Manager. In late 1992, Mr. Lochmueller was appointed as the Commonwealth of Kentucky’s Technology & Communications Liaison to state agencies by then governor Brereton Jones. In late 1993, Mr. Lochmueller became Vice-President of Horizon Cellular until he was recruited to be an Area General Manager for startup Nextel Partners. In the early 2000s, Mr. Lochmueller served as Regional Vice President for Leap Wireless, a spin-off of Qualcomm. Mr. Lochmueller is a graduate of the University of Kentucky with a BGS degree.
John J. Greive — Vice President of Regulatory Affairs & General Counsel
John Greive has been Vice President of Regulatory Affairs and General Counsel of Lightyear since its inception and will remain in that position at the Company. Mr. Greive also serves as LYH’s Corporate Secretary. Prior to joining UniDial in 1996, he was a partner at Chandler, Saksefski & Greive and worked as an associate in the corporate section of a mid-sized law firm in Louisville. Mr. Greive has remained with the Lightyear entities since 1996. Mr. Greive received his B.S. in Mathematics from Bellarmine University and his Juris Doctor from the University of Louisville.
EXECUTIVE COMPENSATION
Executive Officer Compensation
     The Company has assumed J. Sherman Henderson III’s existing employment agreement. The terms of Mr. Henderson’s employment agreement are outlined below.
     Ms. Bush’s annual salary for years ended 2007 and 2008 was $144,000. Ms. Bush’s salary was reduced to $129,600 as of July 19, 2009.
     Mr. Lochmueller’s current annual salary is $180,000. Mr. Lochmueller was hired as Chief Operating Officer of Lightyear on September 1, 2009.
     Mr. Greive’s annual salary for 2007 was $125,000 and on April 18, 2008 his salary increased to $131,000. Mr. Greive’s salary was reduced to $117,900 as of July 19, 2009.
     John S. “Josh” Henderson IV previously served as Lightyear’s Senior Vice President of Sales and Marketing. His annual salary was $120,000 for 2007 and on April 18, 2008 his salary increased to $134,400. Mr. Henderson’s salary was decreased to $120,960 on July 19, 2009 and he separated from employment with Lightyear on a mutually agreed basis on October 9, 2009.
     Neither of Ms. Erickson or Mr. Clayton, the Company’s executive officers before February 12, 2010, received any compensation during the year ended December 31, 2009. None of the Company’s executive officers received any cash or non-cash compensation during the past three fiscal years nor do they have any outstanding equity awards.
Retirement or Change of Control Arrangements
     Other than the severance provisions of J. Sherman Henderson III’s employment agreement described below, the Company has not entered into any contract, agreement, plan or arrangement, written or unwritten, that provides for payments to a named executive officer at or in connection with the resignation, retirement or other termination of a named executive officer, of a change in control of the Company or a change in the named executive officer’s responsibilities following a change in control.
     Pledged Securities
     Pursuant to the Master Note, as defined herein, LYH has pledged all of its shares of Libra Common Stock and of Libra Preferred Stock as a subordinated security interest in its obligations under the Master Note.
     Rice-LY Ventures, LLC, a Kentucky limited liability company managed by W. Brent Rice, has pledged 1,250,000 shares, a 10% beneficial interest, of LYH as collateral on an $8,000,000 loan made to LYH by Chris T. Sullivan.
     LANJK, LLC, a Kentucky limited liability company managed by J. Sherman Henderson III and wholly owned by Judy Henderson, Mr. Henderson’s wife, has pledged 3,750,000 shares, a 30% beneficial interest, of LYH as collateral on an $8,000,000 loan made to LYH by Chris T. Sullivan.
Summary Compensation Table
The following Summary Compensation Table indicates the cash and non-cash compensation earned during the year ended 2008 and 2007 by the Executive Officers from Lightyear.

				All Other
		Salary	Bonus	Compensation		Total
Name and Principal Position	Year	($)	($)	($)		($)
J. Sherman Henderson III,	2008	$360,000	$0	$58,477	(1)(2)(3)	$418,477
President, CEO	2007	$363,461	$0	$57,784		$421,245

Elaine G. Bush,	2008	$144,000	$11,280	—		$155,280
Chief Financial Officer	2007	$144,000	$30,300	$4,652	(3)	$178,952

Stephen M. Lochmueller, (4)	2008	$0	$0	—		$0
Chief Operating Officer	2007	$0	$0	—		$0

John J. Greive,	2008	$129,384	$8,460	$5,175	(3)	$143,020
Vice President of Regulatory Affairs/General Counsel	2007	$125,000	$21,600	$5,000	(3)	$151,600

John S. Henderson IV,	2008	$130,523	$11,794	$67,273	(5)	$209,590
Sr. Vice President, Sales and Mktg	2007	$120,000	$27,675	—		$147,675

(1)	Includes an automobile allowance of $13,690 per year.

(2)	Includes $35,587 and $35,094 for life insurance paid for 2008 and 2007, respectively.

(3)	Includes matching Company contribution for 401(k) plan.

(4)	Mr. Lochmueller was hired September 1, 2009 and therefore was not included in the table above.

(5)	Monies were paid to Rover One, LLC through its Direct Sales Agreement with Lightyear as explained in more detail in the section of this Information Statement entitled “Certain Relationships and Related Transactions — Josh Henderson.”
Director Compensation Table

					Non-Equity	Nonqualified
					Incentive Plan	Deferred	All Other
		Fees Earned or Paid	Stock Awards	Option Awards	Compensation	Compensation	Compensation	Total
Name		in Cash	($)	($)	($)	Earnings	($)	($)
Ron Carmicle	2008	$10,000	0	0	0	0	0	$10,000
	2007	10,000	0	0	0	0	0	10,000

     The Company has agreed to pay Ron Carmicle $1,500 per board meeting for a total amount of compensation of not less than $10,000 per year. In 2008, Mr. Carmicle was paid $30,000 as director’s fees for years 2005, 2006 and 2007.
     Except for Mr. Carmicle, the Company does not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.
401(k) Plan
     Lightyear maintains a profit-sharing plan qualified under Section 401(k) of the Internal Revenue Code. The Company may make discretionary matching contributions to the profit-sharing plan, subject to certain limitations.
Other Compensation
     Lightyear provides its named executive officers with medical, life, dental and vision insurance coverage consistent with that provided to its other employees except that such executive officers receive additional life insurance coverage. Mr. Henderson’s employment agreement provides for $6,000,000 in life insurance of which Mr. Henderson’s family or trusts may be the beneficiary.
Employment Agreements
J. Sherman Henderson III
     Under his existing employment agreement, which has been assumed by the Company, J. Sherman Henderson III is to receive an annual salary of $450,000 and certain benefits (including the use of an automobile and life insurance, as well as participation in LYH’s executive benefit plans). However, pursuant to a letter (the “Waiver Letter”) from Mr. Henderson to Lightyear, Mr. Henderson has agreed to salary reductions over the past three years resulting in an annual base salary for 2010 of $294,000. Also, pursuant to the Waiver Letter, Mr. Henderson has waived any back pay which may have resulted from his reduction in salary.
     Mr. Henderson’s employment agreement initially expired on December 31, 2008 but contains a provision automatically renewing the employment agreement for successive one-year terms. The current term began on January 1, 2010. While the employment agreement contemplates that Mr. Henderson would be eligible for bonuses calculated in accordance with the achievement of certain revenue targets, no bonus plan is currently in place for Mr. Henderson. Mr. Henderson will receive continuation of his salary for an eighteen month severance period in the event of his termination for reasons other than death or cause, or, in the event of his disability, a severance amount equal to his salary multiplied by the greater of (i) two or (ii) the number of years remaining in his employment term.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
     The following tables set forth information as of February 12, 2010, after giving effect to the consummation of the Securities Exchange, regarding beneficial ownership of the Company and of LYH by the following groups: (i) each of our directors, (ii) each of our named executive officers, (iii) all of our directors and named executive officers as a group, and (iv) each stockholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock. Immediately before the Securities Exchange, none of our directors and executive officers was the beneficial owner of any capital stock of the Company.
     The shares of Libra Common Stock indicated as being owned by LYH in the following table include both shares of Libra Common Stock directly owned and the right to receive shares of Libra Preferred Stock pursuant to the Securities Exchange Agreement. Each share of Libra Preferred Stock will be entitled to the number of votes equal to the number of shares of Libra Common Stock into which such holder’s shares of Libra Preferred Stock could be converted into, with the holders of the Libra Preferred Stock and the Libra Common Stock voting together as a single class.
     We have determined that none of our directors or executive officers will be deemed individually to beneficially own any shares of Libra Common Stock under Rule 13d-3 of the Exchange Act. For investor information purposes, the table below includes the ownership positions of our directors and executive officers in both Lightyear and LYH.
     LYH may be deemed to be a “parent” of the Company as such term is defined in the rules promulgated under the Securities Exchange Act of 1934. LYH’s sole business currently is to hold shares of the Company.

	The Company		LYH
Directors and Executive Officers	Number of Shares	Percent Ownership (%)	Number of Shares	Percent Ownership (%)
J. Sherman Henderson III (1)	—	0%	6,250,000	50%
Chris T. Sullivan (2)	—	0%	3,733,750	30%
Brent Rice (3)	—	0%	1,250,000	10%
Ron Carmicle	—	0%	—	0%
Rigdon Dees (4)	—	0%	1,000,000	8%
Elaine G. Bush	—	0%	—	0%
Stephen M. Lochmueller	—	0%	—	0%
John Greive	—	0%	—	0%

Total	—	0%	12,233,750	98%

	The Company		LYH
5% Beneficial Owners	Number of Shares	Percent Ownership (%)	Number of Shares	Percent Ownership (%)
LY Holdings, LLC	19,500,000	69%	—	0%

Total	19,500,000	69%	—	0%

(1)	Includes 6,250,000 units held by LANJK, LLC (a limited liability company in which Judy Henderson, Mr. Henderson’s wife, owns 100% of the equity and which is managed by Mr. Henderson)

(2)	Includes 3,733,750 units held by SullivanLY, LLC (a limited liability company managed by Mr. Sullivan)

(3)	Includes 1,250,000 units held by Rice-LY Ventures, LLC (a limited liability company managed by Mr. Rice)

(4)	Includes 1,000,000 units held by Telemix Investments, LLC (a limited liability company managed by Mr. Dees)
LEGAL PROCEEDINGS
     To the Company’s knowledge, none of the successor directors, officers or affiliates of the Company or any owner of more than five percent of the Company’s common stock (beneficially or of record) is a party adverse in interest to the Company in any legal proceeding.
CORPORATE GOVERNANCE
     The Company was incorporated in the state of Nevada on May 5, 1997 to become an internet service provider for small to mid-sized businesses. The Company was unsuccessful in these efforts, and it ceased operations in June 1998 and has conducted no operations since.

Board Meetings
     The Board held no meetings during 2009 and has taken actions solely by written consent.
Director Independence
     The Board has not yet made a determination as to any director’s independence. The Board expects to make such determination in the first quarter of 2010.
Committees
     As of this date, the Board has not appointed an audit committee, compensation committee or nominating/corporate governance committee. The Company currently is not required to have such committees. The functions ordinarily handled by these committees are currently handled by the Board; however, the Board intends to review the Company’s governance structure and establish board committees as necessary and advisable in the future to facilitate the management of the Company’s business.
     The Board neither has a nominating committee for persons to be proposed as directors for election to the Board nor a formal method of communicating nominees from stockholders. There are no restrictions on stockholder nominations under the Articles or by-laws. The only restrictions are those applicable generally under Nevada law and the federal proxy rules. Currently, the entire Board evaluates nominees on the recommendation of one or more members of the Board. The Board will consider suggestions from individual stockholders, subject to evaluation of the nominee’s merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent prior to being considered for nomination.
     The Company does not have an “audit committee financial expert” as such term is defined in the rules promulgated under the Securities Act and the Exchange Act.
Code of Ethics
     As, prior to the Securities Exchange, the Company had only two persons serving as directors and executive officers and had only minimal operations, it has not adopted a code of ethics for its principal executive and financial officers. The Board will revisit this issue in the future to determine if the adoption of a code of ethics is appropriate.
Stockholder Communications
     The Company has not adopted a formal methodology for communications from stockholders, but the Board will consider adopting such a methodology after the closing of the Securities Exchange.
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
     Section 16(a) of the Exchange Act requires that the Company’s directors, executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities file with the SEC initial reports of ownership and reports of changes in ownership of the Company’s common stock and other Company equity securities. Each officer, director and greater than ten percent beneficial owner must furnish the Company with a copy of each Section 16(a) it files. Based upon the Company’s review of these reports, the Company believes Mr. Anthony S. Clayton did not file a Form 3 upon his appointment as a director in March 2008 and has not remedied this omission.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     This section describes transactions with the Company or LYH that have occurred since the beginning of the last fiscal year or are proposed with respect to which a director or executive officer of the Company or LYH, a beneficial owner of more than 5% of any class of the securities of the Company or LYH, or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest.

     The Company has not adopted policies and procedures for the review, approval, or ratification of related party transactions; however, the Board will consider adopting such policies and procedures as are necessary and advisable in the future to facilitate the management of the Company’s business.
U.S. Fiber
     J. Sherman Henderson III owns an indirect interest in a Lightyear agency by the name of U.S. Fiber. U.S. Fiber has a standard Lightyear agent agreement and it earned approximately $64,000, $50,000 and $41,000 in commissions from Lightyear in 2006, 2007 and 2008, respectfully.
Henderson Life Insurance Policy
     Pursuant to J. Sherman Henderson III’s employment agreement, the Company provides him with life insurance coverage consisting of $3,000,000 under a whole life insurance policy and $3,000,000 under a term life insurance policy. The Company also maintains $5,000,000 in key man life insurance with the Company listed as the beneficiary. The proceeds from the key man life insurance have been assigned to Chris T. Sullivan as collateral for a debt owed by LYH.
Letter Agreements
     Wireless
     In consideration of their lending funds to LYH in July 2008, LYH and Lightyear executed agreements (the “Wireless Letter Agreements”) to pay certain of the New Lightyear directors (or an entity which they control) (the “Lenders”), in addition to principal and interest payments on the accompanying notes, an amount each month equal to a certain percentage of the gross commissionable monthly revenue from the sales of wireless service offerings (the “Wireless Revenue Payments”). The agreements have a term of ten years unless terminated early due to a sale of all or substantially all of LYH. Upon an early termination event, Lightyear would be obligated to pay the respective Lender a termination fee in the amount of the sum of the Wireless Revenue Payments for the immediately preceding twelve full months. See the below schedule for amounts earned in 2009, none of which has been paid.

		Wireless Revenue Payments
Lender	Wireless Percentage	earned — 2009

LANJK, LLC	1.00%	$26,490.69
CTS Equities*	0.50%	$13,245.34
Rice Realty Company**	0.50%	$13,245.34
Rigdon O. Dees, III	0.50%	$13,245.34
Ronald Carmicle	0.50%	$13,245.34

*	CTS Equities limited partnership is a Florida limited partnership of which Chris T. Sullivan is general partner.

**	Rice Realty Company, LLC is a Kentucky limited liability company owned and managed by W. Brent Rice’s wife and two adult children.
     VoIP
     In consideration of their lending funds to LYH in July 2004, LYH and Lightyear executed agreements (the “VoIP Letter Agreements,” and collectively with the Wireless Letter Agreement, the “Letter Agreements”) to pay each of the Lenders, in addition to principal and interest payments on the accompanying notes, an amount each month equal to a certain percentage of the gross commissionable monthly revenue from the sales of products and services generated from Voice over Internet Protocol (the “VoIP Revenue Payments,” and collectively with the Wireless Revenue Payments, the “Revenue Payments”). The agreements have a term of ten years unless terminated early due to a sale of all or substantially all of LYH. Upon an early termination event, Lightyear would be obligated to pay the respective Lender a termination fee in the amount of the sum of the VoIP Revenue Payments for the immediately preceding twelve full months. See the below schedule for amounts earned in 2009, none of which has been paid.

		VoIP Revenue Payments
Lender	VoIP Percentage	earned — 2009

LANJK, LLC	0.50%	$12,713.65
CTS Equities	0.50%	$12,713.65
Rice Realty Company	0.50%	$12,713.65
Rigdon O. Dees, III	2.00%	$50,854.56
Ronald Carmicle	0.50%	$12,713.65
     Modification Agreements
     Immediately before the closing of the Exchange Transaction, LYH, Lightyear and each of the Lenders entered into the First Modification to Letter Agreements, pursuant to which the Letter Agreements were modified to: release and discharge LYH from all obligations under the Letter Agreements; release Lightyear from the duty to pay Revenue Payments for 2009; and state that the Exchange Transaction does not constitute a sale transaction. After closing the Exchange Transaction, the Company intends to enter into good faith negotiations for the purchase of the Letter Agreements from the Lenders for Libra Common Stock.
LYH Note
     As described above, pursuant to the Contribution, the LYH Debtholders contributed the LYH Notes to the Company for 3,242,533 shares of Libra Common Stock. For purposes of simplifying the obligations of LYH under this transaction, the Company and LYH have agreed to combine the obligations under the contributed LYH Notes into a master promissory note (the “Master Note”) in the principal amount of $5,149,980 and otherwise on the same terms as the LYH Notes.
Josh Henderson
     Since 2008, Josh Henderson, son of J. Sherman Henderson III, has maintained a representative position in the Direct Selling channel through an entity he controls by the name of Rover One, LLC. Rover One, LLC earned $67,273 in commissions from Lightyear in 2008 and $129,042 in 2009.

LIBRA ALLIANCE CORPORATION
Date: February 22, 2010	By:	/s/ J. Sherman Henderson III